Exhibit 99.4

Auris Medical News Release

Auris Medical Provides Business Update and Reports Third Quarter 2016 Financial Results

•	AM-111 Phase 3 program for acute inner ear hearing loss is ongoing

•	Amended TACTT3 trial of KeyzilenTM provides clear path forward for acute inner ear tinnitus program

•	Conference call today at 8 am Eastern Time

Zug, Switzerland, Nov. 10, 2016 – Auris Medical Holding AG (NASDAQ: EARS), a clinical-stage company dedicated to developing therapeutics that address important unmet medical needs in otolaryngology, today provided a business update and announced financial results for the third quarter ended Sept. 30, 2016.

“We are focused on the efficient execution of our two Phase 3 programs for acute inner ear hearing loss and tinnitus,” commented Thomas Meyer, Auris Medical’s founder, Chairman and Chief Executive Officer. “With AM-111 for acute inner ear hearing loss, we continue to progress with enrollment for the HEALOS trial and expect top-line results in the second half of next year. As we communicated recently for the KeyzilenTM program for acute inner ear tinnitus, we are implementing changes to the TACTT3 protocol based on findings from TACTT2 and working toward continuation of patient enrollment. We very much appreciate the continued strong interest and encouragement from the tinnitus community and remain fully committed to bringing KeyzilenTM to patients.”

Development Program Updates

AM-111 for Acute Inner Ear Hearing Loss

•	Surpassed the enrollment midpoint in the Phase 3 HEALOS trial, which is being conducted in several European and Asian countries. The trial aims to enroll approximately 255 patients with severe to profound idiopathic sudden sensorineural hearing loss. Top-line results from this trial are expected in the second half of 2017 as per previous guidance.

•	Continued ramp-up of the Phase 3 ASSENT trial, which is being conducted in the U.S., Canada and South Korea. The trial aims to enroll approximately 300 patients with severe to profound idiopathic sudden sensorineural hearing loss. Top-line results from this trial are expected in the first half of 2018.

KeyzilenTM (AM-101) for Acute Inner Ear Tinnitus

•	Announced additional results from the Phase 3 TACTT2 trial. Although the trial did not meet its co-primary efficacy endpoints, the data show greater improvements as compared to placebo in the Tinnitus Functional Index (TFI) for active-treated patients who suffered from tinnitus following otitis media and who suffered from severe or extreme tinnitus.

Auris Medical Holding AG • Bahnhofstrasse 21 • CH-6300 Zug • Tel. +41 41 729 71 94 • www.aurismedical.com

•	Submitted a protocol amendment to regulatory agencies in Europe for the TACTT3 trial. Under the amendment, the TFI will be elevated from a key secondary endpoint to an alternate primary endpoint, patient subgroups (for patients with tinnitus following otitis media and patients with severe or extreme tinnitus), will be included in confirmatory testing and 60 additional patients will be recruited in each of Stratum A and Stratum B. Auris Medical expects to resume enrollment in the TACTT3 trial in early 2017 and announce top-line results from the expanded trial in early 2018.

•	Prepared for a Type C Meeting with the U.S. Food and Drug Administration scheduled for early December 2016. Auris Medical seeks feedback from the FDA on the outcomes from the TACTT2 trial, the changes to the TACTT3 protocol and the regulatory path forward.

•	Participated in the 2016 Annual Meeting & OTO EXPOSM of the American Academy of Otolaryngology-Head and Neck Surgery Foundation (AAO-HNSF) in San Diego. During the meeting, Hinrich Staecker, MD, PhD, presented the favorable safety outcomes from the TACTT2 trial, and Auris Medical hosted a corporate symposium featuring several experts in the field of tinnitus research.

Management Team Update

•	Appointed Hernan Levett as Chief Financial Officer. Mr. Levett will join Auris Medical in January 2017. He is currently Head of Group Controlling at Acino Pharma AG and previously served as Vice President of Finance and Administration Europe at InterMune International AG. In addition, he spent 10 years at Novartis, most recently as Chief Financial Officer of Novartis Chile SA.

Third Quarter 2016 Financial Results

•	Cash and cash equivalents at Sept. 30, 2016, totaled CHF 37.5 million.

•	Total operating expenses for the third quarter of 2016 were CHF 7.5 million compared to CHF 7.2 million for the third quarter of 2015.

•	Research and development expenses for the third quarter of 2016 were CHF 6.3 million compared to CHF 5.9 million for the third quarter of 2015.

•	General and administrative expenses for the third quarter of 2016 were CHF 1.2 million compared to CHF 1.3 million for the third quarter of 2015.

•	Net loss for the third quarter of 2016 was CHF 7.9 million, or CHF 0.23 per share, compared to CHF 5.2 million, or CHF 0.15 per share, for the third quarter of 2015. Net loss for the third quarter of 2016 includes interest expense of 0.4 million payable under the loan agreement with Hercules Capital, Inc., and a net unrealized foreign currency exchange loss of CHF 0.2 million, which compares to a foreign currency exchange gain of CHF 2.0 million in the third quarter of 2015.

The Company continues to expect that its operating expenses in 2016 will be in the range of CHF 33.0 to 38.0 million. Existing cash and cash equivalents are expected to enable the funding of operations until fall 2017.

Today’s Conference Call & Webcast Information

Auris Medical will host a conference call and webcast to discuss the third quarter 2016 financial results and to provide a general business update today, Nov. 10, 2016, at 8:00 am Eastern Time (2:00 pm Central European Time). To participate in this conference call, dial 1-877-280-3459 (USA) or +1-646-254-3373 (International), and enter passcode 6069780. A live webcast of the conference call will be available in the Investor Relations section of the Auris Medical website at www.aurismedical.com and a replay of the conference call will be available following the live call.

About Auris Medical

Auris Medical is a Swiss biopharmaceutical company dedicated to developing therapeutics that address important unmet medical needs in otolaryngology. The Company is currently focusing on the Phase 3 development of treatments for acute inner ear tinnitus (KeyzilenTM; AM-101) and for acute inner ear hearing loss (AM-111) by way of intratympanic administration with biocompatible gel formulations. In addition, Auris Medical is pursuing early-stage research and development projects. The Company was founded in 2003 and is headquartered in Zug, Switzerland. The shares of the parent company Auris Medical Holding AG trade on the NASDAQ Global Market under the symbol “EARS.”

Forward-looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or Auris Medical’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, the timing and conduct of clinical trials of Auris Medical’s product candidates, including the likelihood that the TACTT3 clinical trial with KeyzilenTM will not meet its endpoints, the clinical utility of Auris Medical’s product candidates, the timing or likelihood of regulatory filings and approvals, Auris Medical’s intellectual property position and Auris Medical’s financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Auris Medical’s capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Auris Medical’s Annual Report on Form 20-F and future filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and Auris Medical does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

Company contact: Cindy McGee, Head of Investor Relations and Corporate Communications, +41 61 201 13 50, investors@aurismedical.com

Media contact: David Schull, Russo Partners, 1-858-717-2310, david.schull@russopartnersllc.com

Auris Medical Holding AG

Condensed Consolidated Interim Statement of Loss and Other Comprehensive Loss (unaudited)

(in CHF)

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2016	2015	2016	2015
Research and development	-6,344,600	-5,884,313	-19,763,338	-20,865,100
General and administrative	-1,197,541	-1,326,750	-4,144,687	-3,236,856
Operating loss	-7,542,141	-7,211,063	-23,908,025	-24,101,956
Interest income	18,118	12,873	44,284	23,141
Interest expense	-404,453	-1,608	-409,712	-6,212
Foreign currency exchange gain/(loss), net	-191,687	1,988,870	-1,177,624	-136,438
Revaluation gain/(loss) from derivative financial instrument	228,190	-	228,190	-
Loss before tax	-7,891,973	-5,210,928	-25,222,887	-24,221,465
Income tax expense	-	-	-	-
Net loss attributable to owners of the
Company	-7,891,973	-5,210,928	-25,222,887	-24,221,465
Other comprehensive loss:
Items that will never be reclassified to
profit or loss
Remeasurement of defined benefit liability,	23,412	-3,792	-584,455	-232,962
net of taxes of CHF 0
Items that are or may be reclassified to
profit or loss
Foreign currency translation differences,	5,968	-40,524	31,932	16,339
net of taxes of CHF 0
Other comprehensive income/(loss),	29,380	-44,316	-552,523	-216,623
net of taxes of CHF 0
Total comprehensive loss attributable to owners of the Company	-7,862,593	-5,255,244	-25,775,410	-24,438,088
Basic and diluted loss per share	-0.23	-0.15	-0.73	-0.76

Auris Medical Holding AG

Condensed Consolidated Interim Statement of Financial Position (unaudited)

(in CHF)

	SEPTEMBER 30, 2016	DECEMBER 31, 2015

ASSETS
Non-current assets
Property and equipment	161,960	222,570
Intangible assets	1,482,520	1,482,520
Other non-current receivables	114,766	38,066
Total non-current assets	1,759,246	1,743,156

Current assets
Other receivables	1,449,480	650,716
Prepayments	261,669	181,044
Cash and cash equivalents	37,526,723	50,237,300
Total current assets	39,237,872	51,069,060

Total assets	40,997,118	52,812,216

EQUITY AND LIABILITIES
Equity
Share capital	13,731,881	13,721,556
Share premium	112,838,815	112,662,910
Foreign currency translation reserve	-31,889	-63,821
Accumulated deficit	-107,201,111	-81,578,733
Total shareholders’ equity attributable to owners of the Company	19,337,696	44,741,912

Non-current liabilities
Loan	10,630,681	-
Derivative financial instrument	177,650	-
Employee benefits	2,250,936	1,575,833
Deferred tax liabilities	327,637	327,637
Total non-current liabilities	13,386,904	1,903,470

Current liabilities
Loan	1,042,736	-
Trade and other payables	1,613,602	1,205,522
Accrued expenses	5,616,180	4,961,312
Total current liabilities	8,272,518	6,166,834
Total liabilities	21,659,422	8,070,304
Total equity and liabilities	40,997,118	52,812,216